October 5, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Jackson National Life Insurance Company
    Jackson National Separate Account – I (“Registrant”)
          File Nos. 333-70472 and 811-08664

Dear Commissioners:

This filing is Post-Effective Amendment No. 229 under the Investment Company Act of 1940 and Post-Effective Amendment No. 88 under the Securities Act of 1933, and is being made under paragraph (b) of rule 485.  Its purposes are to incorporate responses to oral comments by the staff on the amendment to the registration statement filed on May 21, 2010, under paragraph (a) of rule 485 (Accession No. 0000927730-10-000085), and to make non-material changes that we deem appropriate.  We propose that it becomes effective on October 11, 2010, as indicated on the facing sheet of the amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel